FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC
FOURTH INTERIM DIVIDEND FOR 2008
SCRIP DIVIDEND ALTERNATIVE

The market value of HSBC Holdings plc ordinary shares of US$0.50 each on the first day that the scrip dividend shares in respect of the fourth interim dividend for 2008 were traded on the London Stock Exchange was more than 15 per cent greater than the cash equivalent value used to calculate the scrip dividend entitlements. The market value of HSBC Holdings plc shares for the purposes of UK income tax and capital gains tax calculations on 6 May 2009 was £5.3129 and the cash equivalent value used to calculate scrip dividend entitlements was £3.906.

Accordingly, the UK HM Revenue and Customs will substitute the market value of £5.3129 per scrip dividend share for UK income tax and capital gains tax purposes for the cash equivalent value of £3.906 per scrip dividend share.

P A Stafford
Deputy Group Company Secretary
7 May 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 07 May 2009